Exhibit 16.1

August 28, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of 21st Century Oncology Holdings, Inc.’s Form 8-K dated August 28, 2015, and have the following comments:

1.              We agree with the statements made in the first and second sentences of the first paragraph and the second, third, and fourth paragraphs under 4.01(a), Dismissal of independent registered public accounting firm.

2.              We have no basis on which to agree or disagree with the statements made in the third sentence of the first paragraph of 4.01(a) Dismissal of independent registered public accounting firm, and in 4.01(b), Engagement of new independent registered public accounting firm.

Yours truly

/s/ Deloitte & Touche LLP